Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 408-5100

     May 13, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	ACCO World Corporation Registration Statement on Form S-4

Ladies and Gentlemen:

      For the purpose of registering under the Securities Act of 1933, as amended, shares of Common Stock, par value $.01 per share, including the associated preferred share purchase rights, of ACCO Brands Corporation, a Delaware corporation (which is currently named ACCO World Corporation, “ACCO”), to be issued in the proposed merger of Gemini Acquisition Sub, Inc., a wholly-owned subsidiary of ACCO, with and into General Binding Corporation (“GBC”), transmitted herewith is ACCO’s Registration Statement on Form S-4 and the Exhibits thereto.

      Following the effectiveness of ACCO’s Registration Statement on Form S-4, the Proxy Statement/Prospectus-Information Statement included therein will also constitute (i) a Proxy Statement for a Special Meeting of stockholders of GBC expected to be held in 2005 and (ii) an Information Statement of Fortune Brands, Inc. relating to the distribution of its shares of ACCO common stock to stockholders of Fortune Brands, Inc.

      Should you have any questions or comments concerning ACCO’s Registration Statement on Form S-4, please telephone collect A. Robert Colby at (212) 408-5571 or Barry Eisler at (212) 408-1073 of this office.

Very truly yours, Chadbourne & Parke LLP

Attachment

VIA EDGAR